FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Revises Financial Forecasts Upward for the Six Months Ended September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 22, 2007, in Kyoto, Japan

Nidec Copal Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2007

Nidec Corporation (NYSE: NJ) today announced that Nidec Copal Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code: 7756), has revised upward its consolidated financial forecasts for the six months ended September 30, 2007 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2007.

(From April 1, 2007 to September 30, 2007)					(Yen in millions, % )
	For the six months ended September 30, 2007				For the six months ended September 30, 2006
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	40,000	43,000	3,000	7.5%	40,113
Operating income	2,900	3,450	550	19.0%	2,679
Recurring income	2,900	3,600	700	24.1%	2,796
Net income	1,700	2,600	900	52.9%	1,823
Earnings per share	27.04	41.36	14.32	53.0%	29.0

2. Reasons for revision

Reflecting continued briskness in the digital camera market, shipments and sales of the Company’s camera shutters and metal casings during the six-month period are expected to reach record levels. The Company has also seen reduced costs and higher revenue drive profits significantly, and now anticipates the consolidated results for the six months ended September 30, 2007 will exceed its initial forecast.

The Company plans to announce its consolidated financial forecasts for the year ending March 31, 2008 on October 26, 2007.

Note: The above financial forecasts include the estimated six month results of one of the Company’s subsidiaries, Nidec Copal (Zhejiang) Co., Ltd., the consolidated accounting period of which has been extended to nine months (January 1 through September 30) from six months (January 31 through June 30) .

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